As filed with the Securities and Exchange Commission on March 17, 2026.

Registration No. 333-264628

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 8

to

FORM S-11

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

FS CREDIT REAL ESTATE INCOME TRUST, INC.

(Exact name of registrant as specified in governing instruments)

3025 JFK Boulevard

Philadelphia, PA 19104

(215) 495-1150

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Michael C. Forman

FS Credit Real Estate Income Trust, Inc.

3025 JFK Boulevard

Philadelphia, PA 19104

(215) 495-1150

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jason W. Goode

Lindsey L. G. Magaro

Alston & Bird LLP

1201 West Peachtree Street

Atlanta, GA 30309-3424

(404) 881-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒    Registration No. 333-264628

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller Reporting Company	☐
Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 8 to the Registration Statement on Form S-11 (Registration No. 333-264628) is filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, solely to add exhibits not previously filed with respect to such Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36. Financial Statements and Exhibits.

(b) Exhibits

The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description

10.1	First Amendment to Master Repurchase and Securities Contract, dated as of March 26, 2025, between FS CREIT Finance WF-2 LLC and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on April 2, 2025).

10.2	Ninth Amendment to Master Repurchase Agreement, dated as of April 2, 2025, by and between FS CREIT Finance BB-1 LLC and Barclays Bank PLS (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on April 4, 2025).

10.3	Amendment No. 4 to Master Repurchase Agreement, dated as of April 17, 2025, by and among Bank of Montreal, FS CREIT Finance BMO-1 LLC and FS Credit Real Estate Income Trust, Inc. (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on April 23, 2025).

10.4	Amended and Restated Uncommitted Master Repurchase and Securities Contract Agreement, dated as of April 25, 2025, by and between Goldman Sachs Bank USA and FS CREIT Finance GS-1 LLC (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on April 30, 2025).

10.5	Amended and Restated Guarantee Agreement, dated as of April 25, 2025, by and between Goldman Sachs Bank USA and FS Credit Real Estate Income Trust, Inc. (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on April 30, 2025).

10.6	First Amendment to Master Repurchase Agreement dated as of October 8, 2025 by and between FS CREIT Finance MS-1 LLC and Morgan Stanley N.A. (incorporated by reference to Exhibit 2.1 of the Registrant’s Current Report on Form 8-K, as filed by the Registrant with the SEC on October 15, 2025).

10.7	Master Repurchase Agreement dated as of October 15, 2025 between FS CREIT Finance JP-1 LLC, and JP Morgan Chase Bank, National Association (incorporated by reference to Exhibit 2.1 of the Registrant’s Current Report on Form 8-K, as filed by the Registrant with the SEC on October 17, 2025).

10.8	Guaranty dated as of October 15, 2025 made by FS Credit Real Estate Income Trust, Inc. in favor of JP Morgan Chase Bank, National Association (incorporated by reference to Exhibit 2.2 of the Registrant’s Current Report on Form 8-K, as filed by the Registrant with the SEC on October 17, 2025).

10.9	Fourth Amendment to Amended and Restated Loan and Servicing Agreement, dated as of October 27, 2025, by and among FS CREIT Finance MM-1 LLC, Massachusetts Mutual Life Insurance Company, C.M. Life Insurance Company, Barings Direct Investments LLC, FS CREIT Finance Holdings LLC and the other parties identified therein (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K, as filed by the Registrant with the SEC on October 31, 2025).

10.10	Guaranty Agreement, dated as of October 27, 2025, by FS Credit Real Estate Income Trust, Inc. in favor of Wells Fargo Bank, National Association, as the administrative agent, for the benefit of the Secured Parties (as defined in the Fourth Amendment to Amended and Restated Loan and Servicing Agreement) (incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K, as filed by the Registrant with the SEC on October 31, 2025).

10.11	Amendment No. 2 to Master Repurchase and Securities Agreement dated as of November 11, 2025, by and between FS CREIT Finance MS-1 LLC and Morgan Stanley N.A. incorporated by reference to Exhibit 10.7 of the Registrant’s Quarterly Report on Form 10-Q, as filed by the Registrant with the SEC on November 13, 2025).

10.12	Master Repurchase and Securities Contract Agreement dated as of November 19, 2025 between FS CREIT Finance CO-1 LLC, and Capital One, National Association (incorporated by reference to Exhibit 2.1 of the Registrant’s Current Report on Form 8-K, as filed by the Registrant with the SEC on November 24, 2025).

Exhibit No.	Description
10.13	Guaranty Agreement dated as of November 19, 2025 made by FS Credit Real Estate Income Trust, Inc. in favor of Capital One, National Association (incorporated by reference to Exhibit 2.2 of the Registrant’s Current Report on Form 8-K, as filed by the Registrant with the SEC on November 24, 2025).

10.14	Amended and Restated Master Repurchase and Securities Contract Agreement dated as of December 9, 2025 between FS CREIT Finance MS-1 LLC, Morgan Stanley Mortgage Capital Holdings LLC, Morgan Stanley Bank N.A., and certain other financial institutions party thereto (incorporated by reference to Exhibit 2.1 of the Registrant’s Current Report on Form 8-K, as filed by the Registrant with the SEC on December 15, 2025).

10.15	Guaranty Agreement dated as of December 9, 2025 made by FS Credit Real Estate Income Trust, Inc. in favor of Morgan Stanley Mortgage Capital Holdings LLC on behalf of Buyers (incorporated by reference to Exhibit 2.2 of the Registrant’s Current Report on Form 8-K, as filed by the Registrant with the SEC on December 15, 2025).

10.16	Third Amendment to Master Repurchase Agreement and Securities Contract, dated December 29, 2025, by and among FS CREIT Finance NTX-1 LLC, FS Credit Real Estate Income Trust, Inc., and Natixis, New York Branch (incorporated by reference to Exhibit 2.1 of the Registrant’s Current Report on Form 8-K, as filed by the Registrant with the SEC on January 5, 2026).

10.17	Indenture dated as of February 10, 2026, by and among FS Rialto 2026-FL11 Issuer, LLC, Wilmington Trust, National Association, Computershare Trust Company, National Association and FS Credit Real Estate Income Trust, Inc. (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K, as filed by the Registrant with the SEC on February 12, 2026).

23.1*	Consent of Ernst & Young LLP

* Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on March 17, 2026.

FS CREDIT REAL ESTATE INCOME TRUST, INC.

By:	/s/ Michael C. Forman
Michael C. Forman
Chief Executive Officer, President and Chairman

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Michael C. Forman	Chief Executive Officer, President and Chairman	March 17, 2026
Michael C. Forman	(Principal Executive Officer)

/s/ Brian Gold	Chief Financial Officer and Treasurer	March 17, 2026
Brian Gold	(Principal Financial Officer and Principal Accounting Officer)

*	Director	March 17, 2026
Jeffrey Krasnoff

*	Director	March 17, 2026
David J. Adelman

*	Director	March 17, 2026
Ryan N. Boyer

*	Director	March 17, 2026
James W. Brown

*	Director	March 17, 2026
Karen D. Buchholz

*	Director	March 17, 2026
Terence J. Connors

*	Director	March 17, 2026
John A. Fry

*	Director	March 17, 2026
David Schiff

*	Director	March 17, 2026
William Hankowsky

*By:	/s/ Michael C. Forman
Michael C. Forman
Attorney-in-fact